FORM U-7D

CERTIFICATE PURSUANT TO RULE 7(d)

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing

The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

Preliminary Note

This filing relates to the lease and leaseback of an Undivided Interest in certain assets in Merom Generating Station Unit 2 and certain Common Facilities. Pursuant to a lease agreement (the “Head Lease”), Hoosier Energy Rural Electric Cooperative, Inc. (“Hoosier”) granted a leasehold interest in the Undivided Interest to Merom Generation II, LLC, (the “Head Lessee”) acting through State Street Bank and Trust Company as directed manager under a LLC operating agreement (the “LLC Agreement”) for the benefit of the equity investor, BancBoston Leasing Investments Inc. Simultaneously with the execution of the Head Lease, the Head Lessee leased its Undivided Interest to Hoosier for approximately 28 years.

1.	Lessee public-utility company:	Hoosier Energy Rural Electric Cooperative, Inc.

	Address:	P.O. Box 908 Bloomington, Indiana 47402-0908

2.	Date:	December 19, 2002

2a.	Expected date facility will be placed in service:	December 19, 2002

3.	Regulatory authority which has acted on transaction:

	Name: Not Applicable	Date of order: Not Applicable

4.	Initial term of lease:	approximately 28 years (from December 19, 2002 until January 2, 2030)

4a.	Renewal options:	none

5.	Brief description of facility:	Certain interests in Merom Generating Station Unit 2 and certain Common

Facilities: Merom Generating Station Unit 2 is a 530 MW (gross) coal fired electric generating unit located near Sullivan, Indiana

6.	Manufacturer or supplier:	Not applicable.

7.	Cost of facility $	$400,000,000.00.

8.	Basic rent. Initial term:	$122,285,805.85

8a.	Periodic installment.
	Amount:	$2,254.99 on March 19, 2003 and then the amounts referred to in Schedule A attached hereto for each Rent Payment Date thereafter

	Period:	One payment on March 19, 2003 and then annually beginning on December 30, 2003 until December 30, 2011, and thereafter annually from January 2, 2012 until January 2, 2030

9.	Holder of legal title to facility:	Hoosier Energy Rural Electric Cooperative, Inc.

Holder of the long-term leasehold interest in the
	Undivided Interest under the Head Lease:	Merom Generation II, LLC, a Connecticut Limited Liability Company, acting through State Street Bank and Trust Company, not in its individual capacity but solely as directed manager

	Address:	Goodwin Square 225 Asylum Street Hartford, Connecticut 06103

Attention: Corporate Trust Department

10.	Holder of beneficial interest:
Merom Generation II, LLC, a Connecticut Limited Liability Company, acting through State Street Bank and Trust Company, not in its individual capacity but solely as directed manager, for the beneficial interest of BancBoston

Leasing Investments Inc.

	Name and address	Amount invested	Percent of equity

	Merom Generation II, LLC c/o State Street Bank and Trust Company of Connecticut, National Association Goodwin Square, 225 Asylum Street Hartford, Connecticut 06103	Approximately $24,388,485.23	25%

Attention: Corporate Trust Department

11.	If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

Debt Financing:

	Amount borrowed:	Series A Loan: $71,655,426.40 Series B Loan: $7,961,714.04

	Interest rate:	Series A Note: 6.017912%

Series B Note: 6.131204%

	Number of lenders:	2

	Terms of repayment.	Series A Note: Due January 2, 2030

Series B Note: Due January 2, 2030

	Date executed:	December 19, 2002

SIGNATURE OF HOLDER OF BENEFICIAL INTEREST	Merom Generation II, LLC, a Connecticut Limited Liability Company, by State Street Bank and Trust Company, not in its individual capacity but solely as Owner Lessor Directed Manager (M2)

	By:	/s/ Philip G. Kane, Jr.
	Name:	Philip G. Kane, Jr.
	Title:	Vice President

SIGNATURE OF BANCBOSTON LEASING INVESTMENTS INC.	BancBoston Leasing Investments Inc.

	By:	/S/ STEVEN S. CRISCIONE

	Name:	Steven S. Criscione
	Title:	Vice President

SCHEDULE A

MEROM GENERATION II, LLC

Basic Rent and Equity Portion of Basic Rent

(Expressed in U.S.$)

Rent Payment Date	Basic Rent	Section 467 Repayment Amount	Basic Rent Net of Section 467 Repayment Amount	Equity Portion of Basic Rent
Dec 19 2002	0.00	0.00	0.00	0.00
Mar 19 2003	2,254.99	0.00	2,254.99	0.00
Dec 30 2003	7,146.51	0.00	7,146.51	0.00
Dec 30 2004	3,209,113.23	0.00	3,209,113.23	0.00
Dec 30 2005	4,108,742.21	0.00	4,108,742.21	0.00
Dec 30 2006	4,108,742.21	0.00	4,108,742.21	0.00
Dec 30 2007	4,108,742.21	0.00	4,108,742.21	0.00
Dec 30 2008	83,616,214.56	3,863,917.35	79,752,297.21	219,859.34
Dec 30 2009	13,463,692.75	4,370,955.67	9,092,737.08	0.00
Dec 30 2010	4,385,982.07	4,385,982.07	0.00	0.00
Dec 30 2011	4,401,869.57	4,401,869.57	0.00	0.00
Jan 2 2012	424,921.45	424,921.45	0.00	0.00
Jan 2 2013	0.00	0.00	0.00	0.00
Jan 2 2014	0.00	0.00	0.00	0.00
Jan 2 2015	0.00	0.00	0.00	0.00
Jan 2 2016	0.00	0.00	0.00	0.00
Jan 2 2017	0.00	0.00	0.00	0.00
Jan 2 2018	0.00	0.00	0.00	0.00
Jan 2 2019	219,859.34	0.00	219,859.34	219,859.34
Jan 2 2020	0.00	0.00	0.00	0.00
Jan 2 2021	0.00	0.00	0.00	0.00
Jan 2 2022	0.00	0.00	0.00	0.00
Jan 2 2023	0.00	0.00	0.00	0.00
Jan 2 2024	219,859.34	0.00	219,859.34	219,859.34
Jan 2 2025	0.00	0.00	0.00	0.00
Jan 2 2026	0.00	0.00	0.00	0.00
Jan 2 2027	0.00	0.00	0.00	0.00
Jan 2 2028	8,665.41	0.00	8,665.41	0.00
Jan 2 2029	0.00	0.00	0.00	0.00
Jan 2 2030	0.00	0.00	0.00	0.00